UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

FOR THE MONTH OF FEBRUARY 2015

COMMISSION FILE NUMBER: 001-33863

XINYUAN REAL ESTATE CO., LTD.

27/F, China Central Place, Tower II
79 Jianguo Road, Chaoyang District
Beijing 100025
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Form 6-K is hereby incorporated by reference into the registration statements of Xinyuan Real Estate Co., Ltd. (“Xinyuan” or the “Company”) on Form S-8 (Registration Numbers 333-152637 and 333-198525) and on Form F-3 (Registration Number 333-192046) and any outstanding prospectus, offering circular or similar document issued or authorized by the Company that incorporates by reference any of the Company’s reports on Form 6-K that are incorporated into its registration statements filed with the Securities and Exchange Commission, and this Form 6-K shall be deemed a part of each such document from the date on which this Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

TABLE OF CONTENTS

		Page
Signature		2
Exhibit Index		3
Exhibit 99.1	Announcement, dated February 13, 2015, of Consent Solicitation in respect of (i)13.25% Senior Notes Due 2018 and (ii) 13% Senior Notes due 2019
Exhibit 99.2

Indenture Supplement No. 1, dated as of February 13, 2015 among Citicorp International Limited as Trustee, Citicorp International Limited as Shared Security Agent, Xinyuan Real Estate Co., Ltd. and the entities listed in Schedule I as the Subsidiary Guarantors, to the Indenture, dated as of December 6, 2013, relating to the Company’s 13% Senior Notes Due 2019

Exhibit 99.3

Indenture Supplement No. 3, dated as of February 13, 2015 among Citicorp International Limited as Trustee, Citicorp International Limited as Shared Security Agent, Xinyuan Real Estate Co., Ltd. and the entities listed in Schedule I as the Subsidiary Guarantors, to the Indenture, dated as of May 3, 2013, relating to the Company’s 13.25% Senior Notes Due 2018

Edgar formatting shows additions in Exhibits 99.2 and 99.3 as single underscore rather than double underscore as indicated in the text of such Exhibits.

1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Xinyuan Real Estate Co., Ltd.

By:	/s/ Manbo He
Name:	Manbo He
Title:	Chief Financial Officer

Date: February 13, 2015

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EXHIBIT INDEX

Exhibit Number	Description
Exhibit 99.1	Announcement, dated February 13, 2015, of Consent Solicitation in respect of (i)13.25% Senior Notes Due 2018 and (ii) 13% Senior Notes due 2019
Exhibit 99.2

Indenture Supplement No. 1, dated as of February 13, 2015 among Citicorp International Limited as Trustee, Citicorp International Limited as Shared Security Agent, Xinyuan Real Estate Co., Ltd. and the entities listed in Schedule I as the Subsidiary Guarantors, to the Indenture, dated as of December 6, 2013, relating to the Company’s 13% Senior Notes Due 2019

Exhibit 99.3

Indenture Supplement No. 3, dated as of February 13, 2015 among Citicorp International Limited as Trustee, Citicorp International Limited as Shared Security Agent, Xinyuan Real Estate Co., Ltd. and the entities listed in Schedule I as the Subsidiary Guarantors, to the Indenture, dated as of May 3, 2013, relating to the Company’s 13.25% Senior Notes Due 2018

3